Exhibit 99.1

IESI-BFC LTD. ANNOUNCES DATE FOR SECOND QUARTER 2009 EARNINGS RELEASE;
TO REPORT IN U.S. GAAP AND U.S. DOLLARS

TORONTO, ONTARIO — Thursday, July 16, 2009 — IESI-BFC Ltd. (the “Company”) (NYSE, TSX: BIN) will report financial results for the three and six months ended June 30, 2009, on Wednesday, July 29, 2009 after the close of the stock markets. The Company will host a conference call on July 29, 2009 at 5:00 p.m. (ET).

Participants may listen to the call by dialing 416-644-3429 or 1-800-594-3790 at approximately 4:50 p.m. (ET). The call will also be webcast live at www.streetevents.com and at www.iesi-bfc.com.

For those unable to participate, a replay will be available after the call until Wednesday, August 12, 2009, at midnight. To access the replay, dial 416-640-1917 or 1-877-289-8525 and quote the reservation number 21310873#. The audio webcast will also be archived at www.streetevents.com and www.iesi-bfc.com.

The Company has elected to report its second quarter financial results in accordance with U.S. GAAP and in U.S. dollars. To facilitate this transition, this press release includes the Company’s 2007 annual financial statements, 2008 interim financial statements, and first quarter 2009 financial statements presented in U.S. GAAP and in U.S. dollars. These financial statements are also available on the Company’s website at www.iesi-bfc.com in the Investor Relations section under the heading Financial Reports and have been submitted for filing on EDGAR and SEDAR.

A presentation outlining the relevant differences between Canadian and U.S. GAAP affecting IESI-BFC Ltd. is now available on the Company’s website at www.iesi-bfc.com. The presentation does not provide a comprehensive list of Canadian and U.S. GAAP differences, but describes those items with the most significant impact on the financial statements of IESI-BFC Ltd. A more detailed explanation of the differences is included in the supplemental note disclosure to the Company’s consolidated financial statements for the years ended December 31, 2008 and 2007,  and the period ended March 31, 2009, as filed on EDGAR and SEDAR on May 14, 2009. These consolidated financial statements are also available on the Company’s website.

Foreign currency exchange rates

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009

Current rate	1.0120	0.9729	0.9817	0.9435	0.8166	0.7935
Cumulative average	0.9311	0.9959	0.9930	0.9817	0.9371	0.8030

Forward-looking statements

This news release contains forward-looking statements, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of the Company. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  A number of factors could cause actual outcomes and results to differ materially from those estimated, forecast or projected.  These factors include those set forth in the Company’s Annual Information Form for the year ended December 31, 2008.  Consequently, readers should not rely on such forward-looking statements.  In addition, these forward-looking statements relate to the date on which they are made.  Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with these forward looking statements, and the Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About IESI-BFC Ltd.

IESI-BFC Ltd., through its subsidiaries, is one of North America’s largest full-service waste management companies, providing non-hazardous solid waste collection and landfill disposal services for commercial, industrial, municipal and residential customers in five provinces and ten U.S. states. Its two brands, IESI and BFI Canada, are leaders in their respective markets and serve over 1.8 million customers with vertically integrated collection and disposal assets. The Company’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about IESI-BFC Ltd., visit our website at www.iesi-bfc.com.

Further information:
IESI-BFC Ltd.
Chaya Cooperberg
Director, Investor Relations and Corporate Communications
Tel: (416) 401-7729
Email: chaya.cooperberg@bficanada.com

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Balance Sheets

For the periods then ended

(unaudited - stated in accordance with U.S. generally accepted accounting principles (“GAAP”) and thousands of U.S. dollars)

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009

ASSETS

CURRENT
Cash and cash equivalents	$11,901	$16,107	$13,155	$12,924	$11,938	$9,520
Accounts receivable	117,246	110,103	125,953	130,709	107,767	102,059
Other receivables	463	450	292	272	228	431
Prepaid expenses	15,182	16,577	18,184	17,924	19,597	17,404
Income taxes recoverable	—	—	2,581	1,608	—	—
Restricted cash	1,619	1,005	827	92	82	—
	146,411	144,242	160,992	163,529	139,612	129,414

OTHER RECEIVABLES	770	667	609	521	394	1,285
FUNDED LANDFILL POST-CLOSURE COSTS	6,048	5,987	6,628	6,913	6,115	6,071
INTANGIBLES	146,428	135,542	136,002	127,326	119,898	112,071
GOODWILL	623,959	620,071	631,832	630,714	617,832	616,644
LANDFILL DEVELOPMENT COSTS	7,394	7,630	8,148	11,399	8,589	8,644
DEFERRED FINANCING COSTS	10,501	9,514	9,418	10,705	9,936	9,451
CAPITAL ASSETS	409,849	408,698	423,811	424,757	408,681	393,478
LANDFILL ASSETS	662,901	649,716	647,538	643,434	621,862	619,247
OTHER ASSETS	1,690	—	—	—	—	—
	$2,015,951	$1,982,067	$2,024,978	$2,019,298	$1,932,919	$1,896,305

LIABILITIES

CURRENT
Accounts payable	$67,620	$55,358	$57,731	$66,265	$54,134	$45,872
Accrued charges	80,603	60,540	67,120	70,180	55,509	49,192
Dividends or distributions payable	10,534	10,126	10,219	9,821	2,337	15,569
Income taxes payable	2,545	3,111	888	1,263	1,387	3,646
Deferred revenues	12,163	12,637	12,490	12,375	10,800	10,830
Current portion of long-term debt	—	—	46,142	44,344	38,380	37,296
Landfill closure and post-closure costs	2,935	2,656	2,287	8,757	7,210	9,014
	176,400	144,428	196,877	213,005	169,757	171,419

LONG-TERM DEBT	811,631	838,924	840,015	847,102	835,210	728,944
LANDFILL CLOSURE AND POST-CLOSURE COSTS	56,617	58,717	61,649	57,073	50,857	55,409
OTHER LIABILITIES	5,117	12,317	6,792	6,838	15,045	15,165
DEFERRED INCOME TAXES	66,059	57,975	61,241	62,307	64,348	65,850
	1,115,824	1,112,361	1,166,574	1,186,325	1,135,217	1,036,787

MEZZANINE EQUITY	1,580,137	1,317,494	1,435,515	1,026,477
EQUITY

NON-CONTROLLING INTEREST	—	—	—	—	199,342	195,510

SHARE OR UNITHOLDERS’ EQUITY	(680,010)	(447,788)	(577,111)	(193,474)	598,360	664,008
	$2,015,951	$1,982,067	$2,024,978	$2,019,328	$1,932,919	$1,896,305

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Operations and Comprehensive Income

For the three month periods ended

(unaudited - stated in accordance with U.S. GAAP and thousands of U.S. dollars, except net income per share or trust unit amounts)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009

REVENUES	$243,349	$277,613	$282,235	$243,606	$223,893
EXPENSES

OPERATING	146,547	168,745	169,209	145,247	131,177
SELLING, GENERAL AND ADMINISTRATION	28,527	31,881	32,301	30,717	30,077
AMORTIZATION	42,711	45,658	46,928	33,562	37,602
OPERATING INCOME	25,564	31,329	33,797	34,080	25,037
INTEREST ON LONG-TERM DEBT	13,729	13,015	13,367	11,379	9,629
NET LOSS (GAIN) ON SALE OF CAPITAL AND LANDFILL ASSETS	40	(126)	(265)	(511)	(134)
NET LOSS (GAIN) ON FINANCIAL INSTRUMENTS	9,010	(5,485)	98	6,367	530
NET FOREIGN EXCHANGE (GAIN) LOSS	(621)	1	3	5	84
CONVERSION COSTS	—	—	2,216	921	—
OTHER EXPENSES	31	26	31	35	30
INCOME BEFORE INCOME TAXES	3,375	23,898	18,347	15,884	14,898
INCOME TAX EXPENSE (RECOVERY)
Current	1,821	3,015	1,419	375	2,504
Deferred	(9,768)	3,439	654	5,590	2,755

	(7,947)	6,454	2,073	5,965	5,259

NET INCOME	11,322	17,444	16,274	9,919	9,639

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	26,325	(6,067)	25,186	94,271	20,062
Commodity swaps designated as cash flow hedges, net of tax	—	—	—	(1,260)	(1,114)
COMPREHENSIVE INCOME	$37,647	$11,377	$41,460	$102,930	$28,587

NET INCOME CONTROLLING INTEREST	$9,487	$14,616	$13,636	$8,311	$8,271
NET INCOME - NON-CONTROLLING INTEREST	$1,835	$2,828	$2,638	$1,608	$1,368
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$37,647	$11,377	$41,460	$102,930	$24,530
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$—	$—	$—	$—	$4,057

Net income per share or trust unit, basic	$0.16	$0.25	$0.24	$0.14	$0.14
Net income per share or trust unit, diluted	$0.16	$0.25	$0.24	$0.14	$0.14
Weighted average number of shares or trust units outstanding (thousands), basic	57,568	57,568	57,504	57,706	59,516
Weighted average number of shares or trust units outstanding (thousands), diluted	68,706	68,706	68,642	68,843	70,653

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Operations and Comprehensive (Loss) Income

For the year to date periods ended

(unaudited - stated in accordance with U.S. GAAP and thousands of U.S. dollars, except net income per share or trust unit amounts)

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009

REVENUES	$854,110	$243,349	$520,962	$803,197	$1,046,803	$223,893

EXPENSES

OPERATING	494,962	146,547	315,292	484,501	629,748	131,177

SELLING, GENERAL AND ADMINISTRATION	103,325	28,527	60,408	92,709	123,426	30,077

AMORTIZATION	150,505	42,711	88,369	135,297	168,859	37,602

OPERATING INCOME	105,318	25,564	56,893	90,690	124,770	25,037

INTEREST ON LONG-TERM DEBT	38,632	13,729	26,744	40,111	51,490	9,629

NET (GAIN) LOSS ON SALE OF CAPITAL AND LANDFILL ASSETS	(1,335)	40	(86)	(351)	(862)	(134)

NET LOSS ON FINANCIAL INSTRUMENTS	8,737	9,010	3,525	3,623	9,990	530

NET FOREIGN EXCHANGE LOSS (GAIN)	12,728	(621)	(620)	(617)	(612)	84

CONVERSION COSTS	—	—	—	2,216	3,137	—

OTHER EXPENSES	45	31	57	88	123	30

INCOME BEFORE INCOME TAXES	46,511	3,375	27,273	45,620	61,504	14,898

INCOME TAX EXPENSE (RECOVERY)
Current	8,174	1,821	4,836	6,255	6,630	2,504

Future	1,352	(9,768)	(6,329)	(5,675)	(85)	2,755

	9,526	(7,947)	(1,493)	580	6,545	5,259

NET INCOME	36,985	11,322	28,766	45,040	54,959	9,639

OTHER COMPREHENSIVE (LOSS) INCOME
Foreign currency translation adjustment	(91,006)	26,325	20,258	45,444	139,715	20,062
Commodity swaps designated as cash flow hedges, net of tax	—	—	—	—	(1,260)	(1,114)
COMPREHENSIVE (LOSS) INCOME	$(54,021)	$37,647	$49,024	$90,484	$193,414	$28,587

NET INCOME CONTROLLING INTEREST	$30,989	$9,487	$24,103	$37,739	$46,050	$8,271
NET INCOME - NON-CONTROLLING INTEREST	$5,996	$1,835	$4,663	$7,301	$8,909	$1,368
COMPREHENSIVE INCOME - CONTROLLING INTEREST	$(54,021)	$37,647	$49,024	$90,484	$193,414	$24,530
COMPREHENSIVE INCOME - NON-CONTROLLING INTEREST	$—	$—	$—	$—	$—	$4,057

Net income per share or trust unit, basic	$0.55	$0.16	$0.42	$0.66	$0.80	$0.14
Net income per share or trust unit, diluted	$0.55	$0.16	$0.42	$0.66	$0.80	$0.14
Weighted average number of shares or trust units outstanding (thousands), basic	56,564	57,568	57,568	57,546	57,706	59,516
Weighted average number of shares or trust units outstanding (thousands), diluted	67,803	68,706	68,706	68,684	68,843	70,653

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Cash Flows

For the three month periods ended

(unaudited - stated in accordance with U.S. GAAP and thousands of U.S. dollars)

	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$11,322	$17,444	$16,274	$9,919	$9,639
Items not affecting cash
Share or trust unit based compensation	—	—	954	(321)	332
Write-off of landfill development costs	725	188	22	233	—
Accretion of landfill closure and post-closure costs	778	777	771	684	742
Amortization of intangibles	8,002	8,111	8,123	7,276	7,234
Amortization of capital assets	19,218	19,079	19,805	18,752	18,311
Amortization of landfill assets	15,491	18,468	19,001	7,533	12,057
Interest on long-term debt	943	1,030	846	721	750
Net loss (gain) on sale of capital and landfill assets	40	(126)	(265)	(511)	(134)
Net loss (gain) on financial instruments	9,010	(5,485)	98	6,367	530
Deferred income taxes	(9,768)	3,439	654	5,590	2,755
Landfill closure and post-closure expenditures	(244)	(379)	(485)	(914)	(1,226)
Changes in non-cash working capital items	(12,226)	(6,543)	4,079	(3,342)	(1,394)
Cash generated from operating activities	43,291	56,003	69,877	51,987	49,596
INVESTING
Acquisitions	(18,975)	(35,513)	(2,023)	7	(234)
Restricted cash proceeds	614	176	742	(59)	82
Investment in other receivables	—	—	—	—	(1,237)
Proceeds from other receivables	69	230	72	57	112
Funded landfill post-closure costs	(388)	(198)	(551)	(413)	(79)
Purchase of capital assets	(13,482)	(23,846)	(24,070)	(20,673)	(12,659)
Purchase of landfill assets	(8,373)	(13,801)	(18,507)	(18,343)	(7,838)
Proceeds from the sale of capital and landfill assets	83	458	807	653	3,415
Investment in landfill development costs	(1,054)	(678)	(3,470)	1,576	(247)
Cash utilized in investing activities	(41,506)	(73,172)	(47,000)	(37,195)	(18,685)
FINANCING
Payment of deferred financing costs	—	(924)	(2,210)	(149)	(308)
Proceeds from long-term debt	64,951	79,240	55,511	75,725	26,409
Repayment of long-term debt	(30,492)	(33,432)	(41,766)	(63,361)	(127,961)
Common shares or trust units issued, net of issue costs	—	(3)	—	—	70,958
Purchase of restricted trust units	—	—	(3,912)	178	—
Dividends and distributions paid to share or unitholders and dividends paid to participating preferred shareholders	(31,099)	(30,921)	(29,947)	(25,088)	(1,926)
Cash generated from (utilized in) financing activities	3,360	13,960	(22,324)	(12,695)	(32,828)
Effect of foreign exchange changes on foreign cash and cash equivalents	(939)	257	(784)	(3,083)	(501)
NET CASH INFLOW (OUTFLOW)	4,206	(2,952)	(231)	(986)	(2,418)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	11,901	16,107	13,155	12,924	11,938
CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,107	$13,155	$12,924	$11,938	$9,520
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$13,629	$13,138	$12,920	$11,558	$9,519
Cash equivalents	2,478	17	4	380	1
	$16,107	$13,155	$12,924	$11,938	$9,520
Cash paid (received) during the period for:
Income taxes	$1,359	$8,065	$264	$(402)	$(365)
Interest	$11,186	$11,308	$9,189	$15,827	$9,511

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Cash Flows

For the year to date periods ended

(unaudited - stated in accordance with U.S. GAAP and thousands of U.S. dollars)

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$36,985	$11,322	$28,766	$45,040	$54,959	$9,639
Items not affecting cash
Share or trust unit based compensation	—	—	—	954	633	332
Write-off of landfill development costs	120	725	913	935	1,168	—
Accretion of landfill closure and post-closure costs	2,873	778	1,555	2,326	3,010	742
Amortization of intangibles	23,689	8,002	16,113	24,236	31,512	7,234
Amortization of capital assets	61,724	19,218	38,297	58,102	76,854	18,311
Amortization of landfill assets	65,092	15,491	33,959	52,960	60,493	12,057
Interest on long-term debt	2,413	943	1,973	2,819	3,540	750
Net (gain) loss on sale of capital and landfill assets	(1,335)	40	(86)	(351)	(862)	(134)
Net loss on financial instruments	8,737	9,010	3,525	3,623	9,990	530
Net unrealized foreign exchange loss	9,015	—	—	—	—	—
Deferred income taxes	1,352	(9,768)	(6,329)	(5,675)	(85)	2,755
Landfill closure and post-closure expenditures	(4,228)	(244)	(623)	(1,108)	(2,022)	(1,226)
Changes in non-cash working capital items	6,466	(12,226)	(18,769)	(14,690)	(18,032)	(1,394)
Cash generated from operating activities	212,903	43,291	99,294	169,171	221,158	49,596
INVESTING
Acquisitions	(340,993)	(18,975)	(54,488)	(56,511)	(56,504)	(234)
Restricted cash proceeds	5,104	614	790	1,532	1,473	82
Restricted cash investment	(6,038)	—	—	—	—	—
Investment in other receivables	(568)	—	—	—	—	(1,237)
Proceeds from other receivables	2,417	69	299	371	428	112
Funded landfill post-closure costs	(1,371)	(388)	(586)	(1,137)	(1,550)	(79)
Purchase of capital assets	(89,607)	(13,482)	(37,328)	(61,398)	(82,071)	(12,659)
Purchase of landfill assets	(59,298)	(8,373)	(22,174)	(40,681)	(59,024)	(7,838)
Proceeds from the sale of capital and landfill assets	1,858	83	541	1,348	2,001	3,415
Investment in landfill development costs	(3,152)	(1,054)	(1,732)	(5,202)	(3,626)	(247)
Cash utilized in investing activities	(491,648)	(41,506)	(114,678)	(161,678)	(198,873)	(18,685)

IESI-BFC Ltd. (formerly BFI CANADA LTD.)

Consolidated Statements of Cash Flows (continued)

For the year to date periods ended

(unaudited - stated in accordance with U.S. GAAP and thousands of U.S. dollars)

	December 31, 2007	March 31, 2008	June 30, 2008	September 30, 2008	December 31, 2008	March 31, 2009
NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
FINANCING
Payment of deferred financing costs	(6,696)	—	(924)	(3,134)	(3,283)	(308)
Proceeds from long-term debt	523,639	64,951	144,191	199,702	275,427	26,409
Repayment of long-term debt	(203,570)	(30,492)	(63,924)	(105,690)	(169,051)	(127,961)
Common shares or trust units issued, net of issue costs	81,525	—	(3)	(3)	(3)	70,958
Purchase of restricted shares or trust units	—	—	—	(3,912)	(3,734)	—
Dividends and distributions paid to share or unitholders’ and dividends paid to participating preferred shareholders	(114,356)	(31,099)	(62,020)	(91,967)	(117,055)	(1,926)
Cash generated from (utilized in) financing activities	280,542	3,360	17,320	(5,004)	(17,699)	(32,828)
Effect of foreign exchange changes on foreign cash and cash equivalents	2,830	(939)	(682)	(1,466)	(4,549)	(501)
NET CASH INFLOW (OUTFLOW)	4,627	4,206	1,254	1,023	37	(2,418)

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	7,274	11,901	11,901	11,901	11,901	11,938
CASH AND CASH EQUIVALENTS, END OF PERIOD	$11,901	$16,107	$13,155	$12,924	$11,938	$9,520
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$11,145	$13,629	$13,138	$12,920	$11,558	$9,519
Cash equivalents	756	2,478	17	4	380	1
	$11,901	$16,107	$13,155	$12,924	$11,938	$9,520
Cash paid (received) during the period for:
Income taxes	$5,782	$1,359	$9,424	$9,688	$9,286	$(365)
Interest	$41,949	$11,186	$22,494	$31,683	$47,510	$9,511